Daniel Wolf To Call Writer Directly: (212) 446-4884 daniel.wolf@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 2, 2018

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tiffany Piland Posil

Re:	Avis Budget Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 21, 2018

File No. 001-10308

Dear Ms. Posil:

Avis Budget Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 28, 2018, from the Office of Mergers and Acquisitions. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 21, 2018 (the “Proxy Statement”).

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing    Boston    Chicago    Hong Kong    Houston    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai     Washington, D.C.

Securities and Exchange Commission

April 2, 2018

About the Annual Meeting, page 4

Why am I receiving these proxy materials? page 4

1.	Disclosure indicates that the Company will mail a Notice of Internet Availability to certain shareholders of record and mail the proxy statement to certain other shareholders. Please confirm whether this statement is accurate in light of the contested nature of this election.

Response: The Company respectfully confirms that it will not be utilizing a Notice of Internet Availability with respect to the 2018 Annual Meeting of Shareholders. The Company has revised the Proxy Statement to remove these references and to clarify that the Company will mail to shareholders its Proxy Statement and proxy card for the 2018 Annual Meeting of Shareholders.

How many votes are required to elect directors and adopt the other proposals? page 5

2.	Disclosure indicates that “[t]he only way to support our Board’s nominees is to vote for the Board’s nominees on our WHITE proxy card ....” SRS has disclosed that it intends to round out its slate by allowing shareholders to vote for the Board’s nominees except for certain nominees designated by SRS, which would enable shareholders to support certain of the Board’s nominees on the SRS proxy card. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to indicate that “[t]he only way to support all of our Board’s nominees is to vote FOR ALL of the Board’s nominees on our WHITE proxy card . . . .”

Securities and Exchange Commission

April 2, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 446-4884.

Sincerely,

/s/ Daniel Wolf

Daniel Wolf, P.C.

cc:	Jean M. Sera
Avis Budget Group, Inc.

Michael P. Brueck
Kirkland & Ellis LLP

Shaun J. Mathew
Kirkland & Ellis LLP